                                                                    EXHIBIT 99.3


                        AMERICAN ARBITRATION ASSOCIATION
                         Commercial Arbitration Tribunal

--------------------------------------------------------------------------------
In the Matter of the Arbitration between


Re:   AAA Case No. 13-181-00952-94
      MOVIEFONE, INC., PROMOFONE INC.,
      AND THE TELETICKETING CO.  L.P.,
      VS
      PACER CATS CORPORATION

                            AWARD OF THE ARBITRATORS

         We, THE UNDERSIGNED ARBITRATORS, having been designated in accordance with the arbitration agreement entered into by the above-named parties and dated February 14, 1992, and having been duly sworn and having duly heard the proofs and allegations of the parties, AWARD as follows:

                                       I.

                               DECLARATORY RELIEF

1.       It is declared that:


         (a) On February 14, 1992 Pacer CATS Corporation ("Pacer CATS") and Promofone Inc. (later known as MovieFone, Inc. and referred to herein as "MovieFone") entered into an agreement (the "Agreement") pursuant to which, among other things, an entity known as "TTC" was created.

         (b) The Agreement contained an arbitration clause requiring disputes arising between the parties to be submitted to arbitration by a panel of three arbitrators under the laws of the State of New York in accordance with the rules of the American Arbitration Association.

         (c) That clause has been properly invoked in connection with the disputes which are the subject of this Award and arbitral jurisdiction exists to make the determinations and Award herein.

2. It is declared that the Agreement did not establish a partnership or joint venture between Pacer CATS and MovieFone.

3.       It is declared that:

         (a) At the time the Agreement was entered into, Pacer CATS was a subsidiary of Wembley, plc ("Wembley").

         (b) Wembley unconditionally guaranteed the full and timely performance by Pacer CATS of its obligations of payment and performance under the Agreement.

4.       It is declared that:

         (a) The Agreement provided that the activities contemplated by its terms would be carried out in two stages as defined in the Agreement.

         (b) The First Stage was never concluded and its requirements were never waived by TTC.

         (c) The Threshold Return was never realized by TTC, and the Second Stage Deadline never expired.

5.       It is declared that:

         (a) The Agreement by its terms was binding on Pacer CATS and its successors and assigns.

         (b) Pacer/CATS/CCS, which is a joint venture created by agreement dated March 4, 1994 between Ticketmaster Corporation and Wembley plc, is a "successor" to Pacer CATS as that term is used in the Agreement.

6.       It is declared that:

         (a) Respondent materially breached the Agreement in the manner and to the extent set forth in the Statement of Reasons upon which this Award is based, commencing in approximately December 1993 and continuing thereafter.

         (b) Respondent is liable for damages to Claimant MovieFone for such breach in the amounts set forth below and detailed in the accompanying Statement of Reasons.

7. It is declared that Respondent is not liable to Claimant for punitive damages.

                                      II.

                                 MONETARY AWARDS

1. As more fully set forth in the Statement of Reasons, Respondent is liable to Claimant MovieFone for general damages on account of Respondent's breach of the Agreement, in the aggregate amount of $7,567,250.

2. As more fully detailed in the Statement of Reasons, Respondent is liable to Claimant MovieFone for damages incurred by MovieFone in covering the failed performance of Respondent and as compensation for reasonably ascertainable loss of profits in the aggregate amount of $15,184,000.

3. Therefore, within thirty (30) days of the date of this Award, Respondent shall pay to Claimant MovieFone as damages herein the total sum of $22,751,250.

4. The damages awarded herein shall not bear any pre-award interest but shall bear interest on any unpaid amounts thereof at the legal rate for judgments from time to time obtaining under New York law, commencing thirty days from the date of this Award.

5. Each party shall bear the costs of its own attorneys' fees and the costs and disbursements of its experts and claims for the recovery of such amounts are in all respects denied.

                                      III.

                                INJUNCTIVE AWARD

1. Pacer CATS and its successors and assigns and all persons or entities acting in concert with them or any of them to whom actual notice of this Award may come are hereby enjoined during the period commencing on the date of this Award and ending at 12:00 o'clock midnight (E.S.T.) on December 31, 1999, from:

         (a) disabling or otherwise rendering inoperable the Teleservices equipment or Network Equipment or otherwise interfering with or causing another to interfere with the provision of Teleservices at TTC teleticketing theaters, including pass-through theaters; and

         (b) entering into agreements to provide or providing Teleservices or Network Services to theaters in Markets and Additional Markets other than those theaters to which Teleservices were provided by Pacer CATS or TTC as of April 14, 1994.

2.       All other claims for equitable relief asserted by Claimants are denied.


                                       IV.

                                  COUNTERCLAIMS

All counterclaims asserted by Respondent are denied and dismissed.

                                       V.

                                  OTHER MATTERS

1. All capitalized terms used herein that are defined in the Agreement shall have the meanings attributed to them in the Agreement.

2. This Award is accompanied by a Statement of Reasons upon which it is based pursuant to paragraph 6 of the Supplementary Procedures for Large, Complex Disputes and such Statement of Reasons constitutes the findings of fact and conclusions of law of the Arbitrators. Such findings and conclusions are incorporated by reference herein and made a part of this Award as if they were set forth at length herein.

3. All pending motions for relief of any kind, including, without limitation, motions seeking the exclusion or striking of evidence or the drawing of specified inferences, are denied.

4. All claims of the parties, not otherwise specifically addressed herein, are denied. All contentions of the respective parties which are not specifically ruled upon in this Award and the Statement of Reasons have been considered by the Arbitrators and are rejected.

5. This Award is in full settlement of all claims and counterclaims submitted by the parties for arbitration.

6. The compensation of the Neutral Arbitrator totaling TWO HUNDRED TWENTY NINE THOUSAND TWO HUNDRED TWENTY FIVE DOLLARS ($229,225.00), shall be borne equally by the parties.

7. The administrative fees and expenses of the American Arbitration Association totaling THIRTY FIVE THOUSAND THIRTEEN DOLLARS AND SEVENTEEN CENTS ($35,013.17), shall be borne equally by the Parties. Therefore, Pacer CATS shall pay to MovieFone the sum of FIVE HUNDRED DOLLARS ($500.00), representing that portion of said fees and expenses previously advanced by Pacer CATS to the Association over and above their one-half share.


                                       /s/ LOUIS A. CRACO  7/23/97
                                       ----------------------------------
                                       Louis A. Craco, Esq./DATED


                                       /s/ BENTLEY KASSAL      7/23/97
                                       ----------------------------------
                                       Honorable Bentley Kassal/DATED


                                       /s/ B. LANCE SAUERTEIG, 7/23/97
                                       ----------------------------------
                                       B. Lance Sauerteig, Esq./DATED

STATE OF NEW YORK    )
                     )ss.:
COUNTY OF NEW YORK   )

I, Louis A. Craco, Esq., do hereby affirm upon my oath as Arbitrator that I am the individual described in and who executed this instrument which is my Award.

7/23/97                                /s/ LOUIS A. CRACO
-----------                            -----------------------------
                                                 (SIGNATURE)

STATE OF NEW YORK    )
                     )ss.:
COUNTY OF NEW YORK   )

I, Honorable Bentley Kassal, do hereby affirm upon my oath as Arbitrator that I am the individual described in and who executed this instrument which is my Award.

7/23/97                                /s/ BENTLEY KASSAL
-----------                            -----------------------------
                                                 (SIGNATURE)

STATE OF NEW YORK    )
                     )ss.:
COUNTY OF NEW YORK   )

I, B. Lance Sauerteig, Esq., do hereby affirm upon my oath as Arbitrator that I am the individual described in and who executed this instrument which is my Award.

7/23/97                                /s/ B. LANCE SAUERTEIG
-----------                            -----------------------------
                                                 (SIGNATURE)

                              STATEMENT OF REASONS

                                       I.

         On February 14, 1992, Promofone, Inc. (later known as MovieFone, Inc. and referred to herein as "MovieFone" or "Claimant") entered into a contract (the "Agreement") with Pacer CATS Corporation ("Pacer CATS" or "Respondent"), under which an entity called "TTC" was established to pursue the objectives laid out in the Agreement. MovieFone was the leading provider of automated movie information and showtimes to the public and, with its readily identifiable call number, had established a substantial, nationwide following. Pacer CATS was the leading supplier of computerized box-office equipment in the United States and had an established "installed base", comprising a large majority of the market for such equipment in the country.

         While the terms of the lengthy Agreement are convoluted and often ambiguous, its basic business concept was clear: The parties wished to exploit a perceived strategic opportunity to marry the competencies of MovieFone and Pacer CATS to produce a profit-generating business in which MovieFone's universal telephone lines could be linked with Pacer CATS' computerized box-office equipment to provide interactively advance-sale movie tickets to the public for a surcharge over the box-office price of the same ticket. Both parties were confident that such a service could be promoted as a way for moviegoers to avoid being sold out at the movie and show time of their choice. Generally speaking, the Agreement set forth an arrangement by which Pacer

CATS would provide to movie theaters at no charge, updated equipment (often referred to as "P-tac upgrades"), capable of interfacing with MovieFone's telephone lines. MovieFone would pay Pacer CATS for the equipment according to an attached schedule. The theaters were expected to enter into contracts with TTC, conferring on TTC (and thus MovieFone), exclusive rights to teleticket for a specified time, at specified surcharges, in exchange for the P-tac upgrade.

         The project was to be pursued in two stages. The first contemplated signing TTC contracts with and connecting 200 theaters, and the second dealt with a further 150 theaters. These 350 theaters were thought to be highly likely to be interested in the service and, in the aggregate, to be profitable to the enterprise when they were on-line. In accord with the business realities of the situation, the Agreement contemplated that Pacer CATS would take the lead in negotiating with theaters to sign TTC contracts, since it had the key contacts with them as the vendor of the relevant equipment.

         The Agreement elaborated on this basic scheme with a host of detailed arrangements for carrying it out. Three are of significance in this summary description of the deal:

         o A carefully calibrated profit-sharing arrangement was set forth, the gist of which was to split the profits (i) 85%-15% in favor of TTC until it had recovered all funds advanced plus a specified return on that investment; (ii) then to reverse the split to Pacer CATS' advantage until it had received the lesser of the distribution made to TTC or $3 million; and (iii) then to divide further profits equally.

         o Pacer CATS furnished warranties and representations as to the fitness of the equipment for contemplated use, and a covenant to service the equipment along with a specific regime of remedies in case the warranties were not satisfied.

         o The performances of MovieFone and Pacer CATS were respectively guaranteed by Falconwood Corporation, a MovieFone affiliate, and Wembley, plc ("Wembley"), Pacer CATS' parent.


         Finally, at least for present purposes, the Agreement contained a broad-form arbitration clause, committing disputes arising between the parties to final and binding arbitration in New York, before a three-arbitrator panel under the rules of the American Arbitration Association. The Agreement specified that it was to be governed by "the internal laws of the State of New York."


                                       II

         Disputes did indeed arise between the parties and, in late 1994, Claimant commenced this arbitration. There is before us no challenge to the existence or validity of the Agreement(1) or to the composition or jurisdiction of the arbitral panel. In any event, we find and conclude that the arbitration clause has been properly invoked and that the Panel has jurisdiction to hear and decide the myriad issues tendered.

         Those issues range over a wide spectrum, including, among many others, questions of interpretation of numerous, ambiguous contract terms in light of the parties' intentions; questions of whether each of the parties properly performed its elaborate contractual obligations or interfered with each others' performance; issues concerning the actions of other entities, most notably Wembley and Ticketmaster, and their legal and practical impact on the business; questions concerning the operation, success and prospects of the business contemplated by the Agreement; and questions about the existence of damage and the methods of measuring it in the circumstances of this case and its amount. All these issues, and many others as well, were hotly disputed.

         Our unanimous resolution of the disputes submitted to us results from our collective assessment of the enormous record developed in these proceedings.(2) In particular, it rests on our

----------

(1) An earlier contention by Respondent that the Agreement was usurious and void was withdrawn with prejudice by stipulation during the evidentiary hearings.

(2) The Panel heard 25 fact and expert witnesses in 56 days of hearings producing over 12,000 pages of transcript, and received in evidence 1024 exhibits. The Panel was assisted by post-trial briefs and proposed findings and conclusions collective judgment as to the credibility of witnesses and the documentary proof and our reasoned and practical judgment concerning the weight to be given the evidence and the inferences that can be fairly drawn from it. This Statement of Reasons, which accompanies the Award pursuant to paragraph 6 of the Supplementary Procedures for Large, Complex Disputes,(3) constitutes the Panel's unanimous findings of fact and conclusions of law, based upon the whole record before us.

         As more fully discussed below, we conclude that:

                  (1) The business launched by the Agreement struggled for some two years through a series of difficulties and disappointments but nevertheless achieved sufficient success to establish its commercial reality and profit potential with reasonable certainty. The difficulties between the parties during this interval were appropriately treated as business problems calling for solutions in furtherance of this common enterprise and do

----------

        aggregating over 1,000 pages and by a full day of posthearing argument.

(3) Claimant requested a Statement of Reasons and Respondent preferred that none be provided, thus leaving the matter to the Panel's discretion. The Panel believes that such a Statement may aid in obtaining either voluntary compliance or expeditious enforcement of its Award.

                           not constitute breaches for which recovery can now be had.

                  (2) Beginning in late 1993, the financial distress of Wembley and the advent of Ticketmaster as purchaser of Pacer CATS led to a series of actions which separately and together were intended to and did initially abandon and later subvert the enterprise contemplated by the Agreement. This course of conduct constituted a material breach of the Agreement.

                  (3) This breach caused specific injuries to MovieFone for which compensatory damages are appropriate.

                  (4) Respondent's course of action, from December 1993 on, effectively denied MovieFone the benefit of its bargain for which it is entitled to further damages, measured by the realistic cost of approximating its business posture if the Agreement had been honored and the reasonably ascertainable profits it lost because the Agreement was dishonored.

         We now turn to each of these topics in more detail.

                                      III.


         The teleticketing business contemplated by the Agreement began with high hopes. These were stimulated by the enthusiasms of the strong-willed entrepreneurs heading each of the parties and their great confidence in the importance of their respective contributions to the enterprise. These hopes were reinforced by the fact that the Agreement resulted from negotiations that had been triggered by executives of the Cineplex-Odeon chain; that such an important potential customer saw promise in teleticketing encouraged the parties, already avid belief that there was a large demand among movie exhibitors for such a service. The parties contemplated in their Agreement that some 350 theaters in contractually defined markets should be targeted, of which 200 -- the "cream" of the list -- were arrayed on Exhibit A and another 150 were included among the 174 theaters named on Exhibit B. The strategy codified by the Agreement divided the marketing effort into two stages. The First Stage was to last until certain specified criteria had been met, essentially requiring that 200 theaters have entered into and implemented teleticketing contracts with TTC.

         That never happened. When these proceedings began in late 1994, only 102 theaters had implemented teleticketing pursuant to TTC contracts. Claimant asserts that in that interval Respondent progressively abandoned the agreement in two particular respects. First, Claimant asserts that Pacer CATS never lived up to its asserted exclusive responsibility "to make best efforts, or even a good faith effort" to negotiate teleticketing contracts with theaters. Second, Claimant asserts that Pacer CATS failed to provide adequate equipment and service, pursuant to the Agreement, with resultant loss of teleticketing at theaters that had signed contracts and discouragement of prospects that might have done so.

         The episodes giving rise to these claims have been described to us by testimony and exhibits in exhaustive detail, all of which we have carefully weighed. It is not necessary to recite in comparable detail the thrust and parry of these events in order to explain our Award on these claims. In general, we find that the parties discovered that their project was much harder to carry out than they had anticipated; that there was considerable friction in the dealings between representatives of the parties as they tried to cope with these difficulties; that, in the course of these dealings, each of the parties took or failed to take measures such that they may have been in technical breach of the Agreement; that, at the time, the parties did not seize on these infractions to seek contractual remedies but, rather, dealt with them as business problems to be overcome so as to achieve their joint business goals. In the recriminatory atmosphere that began to envelop the project in 1994, each party has belatedly resurrected these alleged breaches in 1992 and 1993 either to make or defend against damage claims.

         For the reasons we next briefly summarize, we find and conclude that Claimant has not established by a fair preponderance of the credible evidence that the asserted deficiencies in Pacer CATS' performance during 1992 and most of 1993 constitute material breaches of the Agreement for which it can now recover.

A.       NEGOTIATING AND EXECUTING THEATER CONTRACTS.

         In the division of labor set forth in the Agreement, the parties agreed that "[Pacer CATS] will be exclusively responsible for negotiating Theater Contracts ... " Claimants assert that the Agreement established, and was understood by Respondents to have established, a partnership or joint venture between Pacer CATS and MovieFone. From this, Claimant infers a special duty of trust and confidence that required Pacer CATS to make "best efforts" to negotiate the theater contracts contemplated by the Agreement. Alternatively, Claimant asserts that the terms of the Agreement necessarily implied a duty on Pacer CATS' part to make a "good faith" effort to negotiate such contracts.

         We accept the latter but not the former definition of Pacer CATS' duty. We find and conclude that the Agreement did not establish a MovieFone - Pacer CATS partnership or joint venture. Indeed, in one of its rare, unambiguous passages the Agreement specifically abjures such a relationship:

         "It is acknowledged and agreed by the parties hereto that TTC itself, and the respective relationships as among TTC,

         MF and PC established hereunder, do not represent a partnership or other joint venture among the parties, it being the intention of the parties that such relationships be only those of contracting parties having the respective rights and obligations expressly established hereunder."

         To be sure, the parties from time to time referred to their "joint venture" or "partnership" in the course of dealings under the Agreement. We find, as a matter of fact, that the parties in doing so were referring colloquially to their common enterprise rather than changing the explicit terms of the Agreement. We conclude, as a matter of law, that these episodic references are insufficient either to make out a practical construction of the Agreement at variance with its language or to work a reformation of its terms. Finally, the business arrangements and conduct of the parties towards each other during 1992 and 1993 did not evidence the characteristics from which New York law would imply a joint venture despite contractual silence; still less do they warrant an inference at odds with a specific contractual disclaimer. This conclusion has significance for other issues in the case, but, for present purposes, it is fatal to any claim of heightened duty on Pacer CATS' part to negotiate theater contracts.

         Nevertheless, the assignment to Pacer CATS of the "exclusive responsibility" to negotiate the theater contracts does imply in law, and necessarily aroused in fact, the expectation that Pacer CATS would take commercially reasonable steps to carry out this central undertaking of the business.

         During 1992 and into 1993 negotiations to obtain such contracts went forward. After lengthy and unexpectedly difficult negotiations, theater contracts were executed with Loews on June 3, 1992 and with Cineplex-Odeon on August 20, 1992, covering 48 and 54 theaters, respectively. The evidence establishes that a number of reasons contributed to the difficulty of completing these contracts.

         For one thing, despite the unequivocal optimism of the parties, some exhibitors regarded the universal-line teleticketing service as a novelty. They were apparently willing to have other exhibitors test it in their auditoriums before rushing to embrace it themselves. This led Pacer CATS to form the quite reasonable strategy of inducing the largest chains to sign contracts in the expectation this would exert pressure on their competitors to enter into similar deals.

         However, when it came to the large chains, starting with Loews and Cineplex-Odeon, another problem emerged. The Agreement contained an explicit provision requiring "Theater Contracts" to be in the form set forth in Exhibits K-1 or K-2 to the Agreement. While the Agreement, as we have seen, vested exclusive responsibility "to negotiate" Theater Contracts in

Pacer CATS, it required any variation from the exhibited forms to be "made or approved by TTC," which, of course, required MovieFone's assent. It thus separated the responsibility to negotiate from the authority to modify proposed terms in the course of negotiations. This inherently awkward situation was compounded by the fact that the large exhibitors found the "Exhibit K" forms unacceptable in their complexity, rigidity and in their unfavorable business terms. The negotiations were prolonged and rendered more difficult by the demonstrated unwillingness of MovieFone's leadership to make concessions to the exhibitors in a timely way. Such concessions were not obligatory as a matter of law, at least on the record before us; but withholding them protracted the negotiations Pacer CATS was charged with pursuing. This, in turn, appears to have dissipated the momentum that it was Pacer CATS' basic strategy to develop. It allowed time to pass during which other problems arose that further complicated and eventually stalled the theater marketing thrust.

         The third major chain at which the parties aimed was United Artists, which could have contributed 60 "Exhibit A" theaters to the enterprise. Pacer CATS had a long-standing relationship with United Artists as a vendor of computerized box office equipment. This equipment included P-tac upgrades and, using that equipment, United Artists had actually begun teleticketing with a direct theater line (DTL) on Long island, N.Y. before the Agreement at issue here. On the day before the Agreement was signed, and in anticipation of it, Pacer CATS sent to United Artists a summary proposal for a teleticketing project using free P-tac upgrades, in concert with MovieFone's universal lines. The proposal was repeated shortly after the Agreement was signed.

         MovieFone here criticizes these offers for "linking the proposal to the purchase by United Artists of large quantities of other Pacer CATS equipment. MovieFone alleges that this constituted an inappropriate condition on the offer of free equipment that put Pacer CATS' interests ahead of those of TTC, in breach of its duty of good faith. We do not read the communications as imposing a condition on the availability of free P-tac upgrades in a proposed deal with TTC. Rather, they seem to announce Pacer CATS' unsurprising hope that the free equipment could become part of a continuing relationship that could lead to other equipment sales unconnected to TTC. In the context of Pacer CATS' ongoing relationship with United Artists, this was neither commercially unreasonable nor legally inappropriate.

         MovieFone also denounces Pacer CATS for failing to send United Artists a proposed "Exhibit K" contract. Pacer CATS was under no duty to do so at an early stage in the negotiations. As time passed Pacer CATS' experience with the Cineplex-Odeon and Loews rejection of that form indicated there was prudence in not doing so.

         United Artists' reluctance to broaden its relationship with Pacer CATS was traced in part to problems it was experiencing with its Long Island equipment, We deal with some of those service issues below; suffice it to say here that Pacer CATS, at least during the 1992 - early 1993 interval was trying to address those problems, though with limited success. The principal effect of those problems on the contract negotiations appears to have been to reinforce United Artists, institutional reluctance to depend exclusively on one vendor for box-office equipment.

         Pacer CATS complains that, at a delicate moment in the negotiations, Henry Jarecki, head of the group of companies with which MovieFone is affiliated, sent a letter to United Artists' president that undercut and eventually defeated Pacer CATS' negotiating strategy with United Artists. The letter, dated August 11, 1992 declared that MovieFone was "indifferent" to the exhibitor's choice of vendor and that it would, indeed, "slightly prefer that an exhibitor use two vendors." Jarecki offered access to two technologies with which his companies were then involved as possible teleticketing solutions for United Artists.

         It is impossible from the evidence before us to determine what, if any, impact the Jarecki letter had on the United Artist's negotiation, at least from the exhibitor's side. It surely wounded the relations of MovieFone and Pacer CATS, and likely contributed to some loss of motivation on the part of Pacer CATS' sales force in pursuing TTC contracts with exhibitors, including United Artists.

         Pacer CATS, after informing MovieFone that it believed it could have treated the event as a breach of the Agreement, elected not to do so. This decision was taken for commercial reasons fully explained by other negotiations and installations occurring at the time. Jarecki apologized, and, while some at Pacer CATS internally regarded the apology as insufficient, and, as it turns out, harbored a lasting grudge, Pacer CATS took no action to preserve whatever legal rights it had and thus waived them. As we discuss below, the much later effort of Pacer CATS and others acting in concert with it to revive this event as a material breach warranting abandonment of the Agreement by Pacer CATS was wholly inappropriate and unjustified.

         We conclude that the Jarecki incident was a serious "bump in the road" as the parties attempted to carry out the Agreement. The evidence credited by the Panel, however, indicates that, for some time afterward, both parties continued their sometimes imperfect efforts to pursue the business objectives of the Agreement.

         In addition to these three major exhibitors, MovieFone proposes a list of other theaters and chains that it contends could have been successfully pursued had Pacer CATS performed its function correctly. We have considered the evidence as to each of these exhibitors and we conclude that it does not establish any breach of contract on Pacer CATS' part during the period of 1992 or the first eleven months of 1993.

         In short, to the extent MovieFone's claim is based on Pacer CATS' failure to negotiate TTC contracts as required by the Agreement during the period from February 1992 through November 1993, we reject it.

B.       EQUIPMENT AND SERVICE PROBLEMS.

         Claimant alleges that Pacer CATS failed to provide adequate equipment and service, in breach of the standards set forth in the warranty provision of the Agreement (ie. Exhibit G). More broadly, MovieFone asserts that this failure was associated with a progressive abandonment of the Agreement during the period from February 1992 through April 1994. For these breaches, MovieFone seeks compensatory, consequential and punitive damages. Insofar as it relates to the period from February 1992 through November 1993, we reject the claim; thereafter, aspects of this claim merge with breaches we do find to have occurred and the damages caused thereby are dealt with in later sections of this Statement.

         Two fundamental obstacles preclude the recovery Claimant seeks on this claim.

         First, the evidence does not establish to our satisfaction that Pacer CATS was engaged in a clandestine, progressive abandonment of the Agreement during the period involved. Rather, we think the credible evidence establishes that both parties were struggling to carry out an ambitious business plan that was both enticingly profitable and difficult to execute.

         MovieFone points to cutbacks and reassignments in the pertinent portions of Pacer CATS' workforce in late 1992 and early 1993 as probative of this abandonment. We find that Claimant has failed to prove that these measures were part of any such plot. The cutbacks and reassignments themselves are conceded, although their impact on the delivery and service of equipment under the Agreement is less clear. The reductions in force appear to have been required by financial considerations that made efficiencies and reduction in personnel costs necessary.

         Much the same can be said of the philosophy of "equal pain" which Claimant stresses as evidence of Pacer CATS' malfeasance. As described by Wembley's former chairman, the "equal pain" strategy (his coinage) was the approach to service adopted by Pacer CATS' chief executive, Israel Greidinger -- for years before the Agreement -- to balance theaters' need for instant service with the cost of providing it. As Greidinger supposedly viewed it, providing around-the-clock-on-demand service was a sure way to "go broke." On the other hand, ordinary service requirements could not be ignored, so a balance had to be struck as close to the theaters' tolerance as could be achieved. This evidence does not prove an intent to abandon this Agreement; it proves rather the opposite: an intent to perform it in the same way Pacer CATS performed other contracts, as cheaply as possible.

         Second, to the extent that equipment problems implicated the Exhibit G warranties, the stated remedy was repair or replacement of the faulty equipment. The credible evidence indicates such measures were taken, although often too slowly to satisfy MovieFone or the theaters.

         We do not think that the evidence of this slowness in response makes out a breach here. It is unnecessary to deal in detail with the myriad complaints about equipment malfunctioning prior to December 1993. Accepting what we believe to be the better view that ATMs, integrators, other Network Equipment and services as defined in Exhibits F and J in the Agreement were covered by the Exhibit G warranties, we are unpersuaded that the difficulties encountered were materially greater than would have been predicted in the early stages of a relatively new application of technically sophisticated equipment.

         MovieFone's demand for consequential damages arising from this claim requires very specific proof described in Exhibit G. That provision permits consequential damages only if covered equipment was out of service for more than 5% of the time for any three months in a consecutive six-month period at "Theaters" that generate 10% or more of the "Teleservices Revenues." While the evidence includes anecdotal recollections by Mr. Liebman that he was "certain" these thresholds had been met when Jurassic Park was released in the summer of 1993, the totality of his testimony on this issue was much less confident. No other witness, or combination of witnesses, established all the elements necessary to trigger consequential damages. None remembered with any particularity any other time or place when such requirements all occurred. No witness traced to a specific event the consequential damages claimed to have been caused by it. And the proof of lost sales offered to establish the consequential damage allegedly suffered by this claimed breach has too many speculative steps in its calculation for us to accept. We conclude that there is insufficient proof as a matter of law to allow us to award consequential damages for any of the equipment problems presented by the evidence.

         Claimant asks us to fill in this gap in the proof by drawing a negative inference against Respondent on the issue because, Claimant asserts, Pacer CATS destroyed documents requested by MovieFone that would have allowed it to make the proof we find lacking. The evidence in support of the claimed destruction is suggestive, but, in the end, insufficient to warrant drawing the inference requested. Moreover, the inference, at least in the generalized way we have been invited to make it, seems unlikely to be correct. If the equipment had been down in 1993 on the scale we have been invited to infer, ticket sales would have been expected to decline markedly, whereas in fact they rose.

         Accordingly, we find that the record as a whole does not support a claim for consequential damages due to breaches of the Exhibit G warranties for any period through November 1993.

C.       THE STATE OF THE ENTERPRISE, 1992-1993 -- A SUMMARY

         As we view the credible evidence, taken as a whole, then, it describes the launching during 1992 and 1993 of a complicated business by strong-willed entrepreneurs in a competitive and somewhat volatile industry. The evidence establishes, not that the Agreement was abandoned, but that the parties -- each in its own idiosyncratic and sometimes confrontational way -- actually persisted during this time in trying to overcome the numerous difficulties they encountered.

         The record further establishes that there was good commercial reason for this persistence. The enterprise, despite its fits and starts, achieved significant early success and remained a promising venture throughout its formative stages. TTC contracts with major exhibitors were, in fact, signed, producing 102 theaters for the teleticketing business. The strategic position gained by TTC as a result of the Cineplex-Odeon and Loews transactions held realistic hope that additional theaters and chains would be added, even if more gradually than at first expected. Very important indicators showed the business was capturing market and trending sharply towards even greater acceptance. For example, call volume at MovieFone rose during this period at an increasing rate; the number of calls resulting in teleticketing grew very substantially; and the rate at which calls to MovieFone resulted in teleticket sales markedly increased. Both Pacer CATS, through up-front equipment sales and service contracts, and MovieFone, through enhanced advertising capacity, benefited indirectly as well as directly from the early achievements of their program.

         In short, in 1992 and 1993, the parties had in fact established a viable business in teleticketing through the marriage of MovieFone universal lines and Pacer CATS box office equipment. Although that business was not trouble-free, it was in place and beginning to show modest prosperity. There matters stood in late 1993 when other events led Pacer CATS to breach the Agreement and abandon the business. To those events we now turn.

                                       IV.

         For several years, Wembley had been experiencing financial difficulties. By the latter half of 1992, its banks had compelled it to develop a strategy to raise cash by selling non-core-business assets of which Pacer CATS had been identified as one.

         During 1993 Wembley and key managers of Pacer CATS set about preparing Pacer CATS for sale. To some extent these activities distracted from the single-minded pursuit of the business plan contemplated by the Agreement. Staff was trimmed and new projects in water parks, amusement and theme parks were given attention. Particularly in the context of the slow evolution of the teleticketing business and the intermittent friction between the business leaders of the parties, these measures likely slowed further the realization of the Agreement's objectives. As we have already held, however, this course of conduct did not constitute an abandonment of the MovieFone-Pacer CATS enterprise or a breach of Pacer CATS' legal obligations under the Agreement. Until the Fall of 1993, we see this as a matter of degree; Pacer CATS had not explicitly decided to stop working under the Agreement and its retrenchment simply had not reached a point equivalent to such a decision in practice. Indeed, well into mid-1993 Respondent and Wembley had some discussions with Henry Jarecki about his buying Pacer CATS. While these talks failed, they are not consistent with a view that Pacer CATS had already abandoned its obligations under the Agreement.

         In the summer of 1993, Ticketmaster(4) began to emerge as the buyer of choice for Pacer CATS. On August 31, 1993, Ticketmaster signed a letter of intent to purchase Respondent and embarked on the sixty-day due diligence period contemplated by that letter. During that period confidential information about the Agreement and the existing TTC contracts was supplied to

----------
(4) Various entities employing the Ticketmaster name figured in the events recited in this Statement, and those entities appear to have used different names at different times. We make no effort to sort out these entities or their nomenclature; when we refer to Ticketmaster herein, we mean to refer to whatever Ticketmaster entity or entities in fact acted in the events we describe. Ticketmaster received notice of this proceeding and was invited to participate but it did not formally do so.

Ticketmaster without MovieFone's consent in breach of the Agreement. Indeed, Pacer CATS and Wembley regarded it as a "big risk" that MovieFone or Henry Jarecki would discover the pending Ticketmaster sale, and they took steps to conceal it from them.

         Ticketmaster was itself in the teleticketing business and was acknowledged to be MovieFone's most potent competitor. The acquisition of Pacer CATS by Claimant's biggest rival in the very business covered by the Agreement was bound to be a source of grave concern to MovieFone, so the imminent transaction that Wembley and Respondent concealed from Claimant was plainly material.

         During the late Fall of 1993, under cover of this concealment, Wembley, Pacer CATS and Ticketmaster developed a common plan and purpose, the aim and object of which was to terminate the Agreement and demolish the business it had created. This business plan served the purposes of all three participants. For Wembley, it would protect the crucial monetization of its Pacer CATS asset that the Ticketmaster deal represented. For Pacer CATS, it would relieve its increasingly over-stretched resources from the tasks required by the slowly maturing MovieFone enterprise. For Ticketmaster it would strike a blow perhaps a mortal one -- at its major competitor.

         Pacer CATS' management well understood during the Fall of 1993 that the Ticketmaster acquisition would destroy the MovieFone relationship and could "ultimately devastate TTC's future." Nevertheless, Pacer CATS proceeded through the final months of 1993 to realign its interests with those of Ticketmaster in consummation of the arrangements between its existing and future owners.

         On December 1, 1993 MovieFone, having stepped into the gap left by Respondent's inactivity, executed a TTC contract with City Cinemas, covering seven Manhattan theaters. Pacer CATS' cooperation was required to implement the contract and MovieFone promptly requested that cooperation. There was no response, despite a repeated request, until late January 1994, when Pacer CATS rebuffed them. In the light of subsequent events, we conclude that Pacer CATS' inactivity in December on the City Cinemas - TTC contract was the first concrete sign that, as part of its new alignment of interests with Ticketmaster, it had ceased to function under the Agreement. That sign was followed by many others.

         Sometime in December 1993, Israel Greidinger issued instructions to his staff at Pacer CATS directing them to "stand still," because of the pending Ticketmaster deal. This order covered not only new service contracts for Pacer CATS, but also new TTC contracts pursuant to the Agreement. So, when the Cobble Hill theater in Brooklyn expressed to Pacer CATS a strong interest in entering into a TTC deal, Greidinger instructed his staff to "stall" Cobble Hill, and they did. Cobble Hill never did enter into a TTC contract.

         We find and conclude that, by December, 1993 this combined plan had matured and was being put into practical, if informal, effect. We hold that, commencing at that time, Pacer CATS, acting in concert with Ticketmaster and Wembley and at their behest, breached the Agreement by abandoning in all material respects the enterprise to which the Agreement committed it and the duties to which the Agreement obliged it. From and after that point Respondent, in concert with Wembley and Ticketmaster, embarked on a course of action which had the design, and ultimately the effect, of defeating rather than achieving the fundamental business objects of the Agreement.

         On January 18, 1994, Ticketmaster signed a second letter of intent with Wembley. It contemplated the creation of a joint venture between them in which "the Ticketmaster Venturer shall be the managing partner of the joint venture..." The letter further provided that, until the closing of the proposed transaction, Wembley would give Ticketmaster very broad access to the business information of Pacer CATS. Finally, the letter of intent forbade Pacer CATS from entering into any material contracts or agreements without the written consent of Ticketmaster. Ticketmaster, Wembley and Pacer CATS all interpreted this last provision, in practice, to mean that the essential business activities of Pacer CATS -- including the performance of its obligations under the Agreement -- were subject to the oversight and control of Ticketmaster.

         The contract with City Cinemas promptly became a casualty of this arrangement. Shortly after the second letter of intent was executed, Greidinger wrote his discouraging response to MovieFone's earlier request for cooperation in implementing the City Cinemas contract. MovieFone immediately urged Pacer CATS to get going on the City Cinemas installation as soon as possible." Weeks of inaction by Pacer CATS ensued, ending only in late March, 1994. Then Greidinger informed MovieFone, in an otherwise personal telephone conversation, that "the big boss is running the show." The "big boss" referred to was Fred Rosen (CEO of Ticketmaster) who, Greidinger related, was dealing directly with City Cinemas. Greidinger similarly informed the president of City Cinemas that Rosen was in charge of the interface decision under the December 1 TTC contract. Rosen confirmed this himself to the president of City Cinemas when they talked about it.

         This in turn led to a direct communication between Henry Jarecki and Rosen in which Rosen advised Jarecki that he would not allow Pacer CATS to connect City Cinemas theaters to MovieFone unless MovieFone waived its exclusive teleticketing rights under the December 1 agreement and shared them with Ticketmaster. MovieFone refused. Pacer CATS never did provide the teleticketing interface required by the December 1 agreement and MovieFone was forced to substitute its off-line MARS I teleticketing system in order to avoid a claim of breach by City Cinemas.

         In addition to Cobble Hill and City Cinemas, Pacer CATS also frustrated the opportunity to add additional Cineplex-Odeon theaters under the Agreement. Cineplex-Odeon was interested in expanding its teleticketing service in Long Island, New Jersey, Washington, D.C. and Houston. Cineplex-Odeon expressed that interest both to Pacer CATS and, in March 1994, to MovieFone. Pacer CATS declined to cooperate with MovieFone in signing these theaters to TTC contracts. The deals were never made.

         During the same period, Pacer CATS' representative, Del Banjo, in conversations with representatives of the Mann Theaters, promoted teleticketing on the universal line of Ticketmaster and discouraged Mann from attempting an on-line solution with MovieFone through a TTC contract. During the course of Show West in March 1994, Pacer CATS actively discouraged other exhibitors, including Pacific Theaters, from entering into TTC contracts or hooking up with the MovieFone universal line for teleticketing purposes.

         At this time, Pacer CATS also substantially abandoned its obligations with respect to the equipment and software for which it had responsibility under the Agreement. For example, after discussions lasting many weeks, MovieFone had agreed to pay Pacer CATS for its attention to a list of urgent problems with its equipment and software. Some were covered by the Agreement and some were not. The "stand still" orders issued to the Pacer CATS staff resulted in total inaction on all of these problems, covered or not. The evidence substantiates MovieFone's claim that, except for the most routine service at reduced levels, Pacer CATS essentially ceased all its efforts to comply with service obligations under the agreement after the second letter of intent had been signed.

         In summary, then, beginning at least in December, 1993 and continuing even more obviously after January 18, 1994, Pacer CATS, in coordination with Ticketmaster and Wembley, not only abandoned its obligation to use commercially reasonable efforts to obtain TTC contracts and to service equipment pursuant to the Agreement, but it affirmatively rebuffed overtures from promising prospects for TTC contracts, discouraged other exhibitors from seeking such contracts and actively promoted Ticketmaster teleticketing in preference to MovieFone's in violation of its duty under the Agreement.

         All this behavior was inconsistent as a practical matter with Pacer CATS' obligations under the Agreement. Each of these acts was a breach in itself and, taken together, evidence Pacer CATS' abandonment of its obligations under the Agreement. But Pacer CATS went beyond practical abandonment and, in collaboration with Ticketmaster, explicitly repudiated the Agreement during early 1994.

         During the first quarter of 1994 MovieFone was preparing its initial public offering of stock ("IPO"). Just after its registration statement had been filed with the SEC, Henry Jarecki alerted Fred Rosen that the IPO was in registration and cautioned him about the harm that could be done by any inaccurate statements concerning the Pacer CATS-MovieFone relationship. Pacer CATS and Ticketmaster immediately seized on the opportunity to strike while MovieFone was vulnerable.

         Rosen and a Ticketmaster attorney, "Chuck" Gerber, called representatives of MovieFone's investment bankers and unleashed a fusilade of statements asserting that MovieFone was in breach of the Agreement, and explicitly expressing an intent no longer to adhere to its terms. The investment bankers were told by their callers: that, "We will get out of that contract [the Agreement) in a heartbeat;" that, "We mean to force them [MovieFone] to abrogate their contracts;" that, "We have a joint venture with them [the Agreement] which they're in breach under and we intend to objurgate (sic) that contract." The conversations were laced with assertions that Ticketmaster intended to direct all Pacer CATS' teleticketing business through Rosen, that Ticketmaster intended thereby to compete directly with MovieFone and that "this was war."

         These calls were placed by Rosen and Gerber at a time when it had become public knowledge that Ticketmaster was acquiring 50% of Pacer CATS. Every recipient clearly understood that Rosen and Gerber, in their repeated references to "we", were speaking on behalf of both Pacer CATS and Ticketmaster. Every recipient knew that Rosen and Gerber had apparent authority under the circumstances to speak for Respondent and Ticketmaster and that they were doing so. In this conclusion the investment bankers were plainly correct. By the time these calls were made in early March, no one else was any longer purporting to speak for Pacer CATS. When promptly challenged over the episode, Wolfson of Wembley took no steps to counteract the effect of the calls or to impugn the authority of Rosen and Gerber to speak for Pacer CATS. When directly challenged himself, Gerber refused to modify anything he said.

         We therefore find that, in making these calls, Rosen and Gerber acted for both Pacer CATS and Ticketmaster and carried out a deliberate and explicit repudiation of the Agreement for the benefit of both of those entities.

         These challenges to a central aspect of the business of MovieFone instantly imperiled the IPO. The investment bankers prudently required additional due diligence. This in turn delayed the pricing of the issue and the "road show" in which institutional interest is developed in an offering. And, of course, the offering itself was delayed. In the meantime, driven by a spike in interest rates, the stock market in general, and for new issues in particular, dropped sharply, to MovieFone's substantial cost. Thus, not only the contractual breach itself, but the way in which it was committed, proximately caused damage to MovieFone, as we discuss in Part V of this Statement.

         On April 15, 1994 the transaction contemplated by the letter of intent closed. Ticketmaster Cinema Group Ltd., a wholly owned subsidiary of Ticketmaster Corporation, and WIL, Inc., a wholly owned subsidiary of Wembley, each acquired a 50% interest in a joint venture called "Pacer CATS/CCS ("CCS"). Ticketmaster Cinema Group Ltd. became the managing partner of the venture, and from and after that date exercised effective control over it although for another two years Wembley had a continued ownership interest through WIL. On July 29, 1996, another subsidiary of Ticketmaster Corporation acquired WIL's share, thus giving Ticketmaster complete corporate ownership of CCS.

         The April 15 transaction was obviously structured in a way calculated to complete the repudiation of the Agreement by making it formally and practically impossible for Pacer CATS to perform it. At closing, Pacer CATS transferred to CCS all its assets except the Agreement itself and a $7 million note from Wembley. The Agreement had been excluded from the transferred assets on the very eve of the closing. The note was effectively forgiven the next day. The $16 million paid by Ticketmaster did not go to Pacer CATS, whose assets had been conveyed, but to Wembley. Thus Pacer CATS was left an "inactive" shell corporation without any assets or personnel with which to perform the Agreement. Disabling itself in this way from performing the obligations of the Agreement was yet another breach of the Agreement by Pacer CATS in collaboration with Wembley and Ticketmaster.

         The instruments of April 15 did more than disable Pacer CATS as a practical matter from performing further under the Agreement. They expressly forbade Pacer CATS from doing so. The Joint Venture Agreement of that date provided that an "Affiliate of a Venturer" -- which plainly included Respondent -- was forbidden to "directly or indirectly compete with the Joint

Venture [i.e., CCS] by ... operating, cooperating in the operation of... the "Principal Business." "Principal Business" was defined in the Joint Venture Agreement as being:

         "to develop, design, engineer, produce, assemble, repair, sell and service (i) computerized ticketing systems for use by motion picture theaters located anywhere in the world ... which systems will utilize, exploit and/or apply the Venture Technology (the "Ticketing Systems"), and, using the Ticketing Systems, to sell motion picture theater tickets on behalf of owners and operators of motion picture theaters..."

         As Sir Brian Wolfson, then Chairman of Wembley, conceded at the hearings, it was the very purpose of the MovieFone - Pacer CATS Agreement "to do just that."

         The net effect of the April 15 transaction, therefore, was to transfer to CCS, an entity explicitly to be controlled by Ticketmaster, all the assets and personnel Pacer CATS had used to perform the Agreement, to strip Pacer CATS of any financial consideration for that transfer, to leave behind in the inactive Pacer CATS shell the Agreement itself, and then to bar Pacer CATS from competing with CCS in the very business that was the essence of the Agreement. It did this while equipping MovieFone's major competitor with control through CCS of the selfsame assets and personnel that Pacer CATS had used to perform the Agreement for the declared purpose of allowing Ticketmaster to develop the very same business for itself.

         The attempt to insulate CCS from exposure to liability under the Agreement by the last-minute device employed here fails as a matter of law on the overwhelming evidence before us. That evidence establishes, without contradiction, that since its inception CCS has continued to do the same business under the same trade name and logo as Pacer CATS, using the same personnel, office, phone number, stationery, business cards and other paraphernalia. Within weeks, Pacer CATS and CCS had arranged to have the service fees payable by MovieFone to Pacer CATS under Exhibit J to the Agreement paid to CCS at the contractual rate of $16,000 a month, thus seizing a benefit whose only source was the Agreement. To the extent service has been provided to theaters under their contracts with TTC, it has been performed by CCS, thus assuming duties whose only source is the Agreement. In short, for wholly illusory consideration, the totality of Pacer CATS' assets, personnel, business, good will, and operations were transferred to CCS, with the sole exception of the Agreement itself. That exception was an element of the transaction entered into fraudulently to escape liability under the Agreement's terms, and, as a matter of law is ineffective to accomplish its illicit objective.

         Under all these circumstances, we hold that CCS is a "successor" to Pacer CATS, both as that term is used in the Agreement and as it is defined under New York law. See, e.g.

Sweatland v. Park Corp., 181 App. Div.2d 243, 244-45 (4th Dept. 1992); Lumbard
v. Maglia, 621 F.Supp. 1529 (S.D.N.Y. 1985). As a successor under the Agreement, CCS is explicitly bound by its terms and liable for breaches that it committed, or were previously committed by Pacer CATS. Lumbard, supra; Arnold Graphics v. Independent Agent Center, 775 F.2d 38, 42-43 (2d Cir. 1985)(applying New York law); Hoche Productions v. Jayark Film Corp., 256 F.Supp. 192 (S.D.N.Y.
1966)(same).

         Shortly after the closing, all of Pacer CATS principal executives -- who had now become employees of CCS -- were summoned to a long meeting at the Century Plaza Hotel in Los Angeles. Present was the entire senior management of Ticketmaster, other than Fred Rosen himself. The account of the meeting provided by witnesses who were present was essentially undisputed; its tenor was such that it obviously lived vividly in their memory.

         At that meeting, Ticketmaster exhibited strenuous hostility to MovieFone. The Ticketmaster representatives announced that the Agreement was no longer to be honored; that every effort was to be made to get out of the Agreement; and that Ticketmaster intended to wipe MovieFone out of the market in 18 months. Concrete plans were laid out for enabling Ticketmaster to compete with MovieFone for movie theater teleticketing, through CCS. Orders were given to create a "vanity number" in all the markets in which Pacer CATS had been doing teleticketing that would be confusing with the MovieFone number and was designed to displace it in the top 20 markets in the United States. The Ticketmaster executives told the CCS employees to search the files in their Denver headquarters for documents that could be used "to substantiate any breaches or failure to fulfill obligations" under the Agreement by MovieFone, a task patently designed to discover excuses for the abandonment and repudiation of the Agreement that was already well under way. The former Pacer CATS employees were directed to suspend communications with MovieFone other than the most routine day-to-day handling of matters required in order not to destroy relationships with exhibitors. They were also ordered to keep the meeting and the decisions taken at it secret from MovieFone.

         Unsurprisingly, given the structure of the Ticketmaster acquisition and the orders issued at Century City, Pacer CATS thereafter failed to comply with its obligations under the Agreement in numerous ways. MovieFone, ignorant both of the form of the Ticketmaster transaction(5) and of the secret Century City meeting, continued to apply pressure to people who, it thought,

----------
(5) The provisions of the operative instruments, particularly the fact that the Agreement had been excluded from the transfer of assets to CCS, the stripping of Pacer CATS of people and assets necessary to perform the Agreement, and the prohibition against its continuing in the business contemplated by the Agreement, did not come to MovieFone's attention until the documents were produced, belatedly and in part; at the direction of this Panel during the course of these proceedings. The concealment of these material characteristics of the Ticketmaster acquisition strongly implies the knowledge of Pacer CATS, CCS, Ticketmaster and Wembley that they breached MovieFone's rights under the Agreement and entitled MovieFone to seek redress.

were still employed by Pacer CATS to obtain compliance with the Agreement, largely without success.

         There is detailed evidence to show, and we find, that, after the asset transfer, Pacer CATS refused numerous requests from theaters for connection to MovieFone universal lines in contravention of Pacer CATS' obligations under the Agreement. Despite MovieFone's frequent requests, and acting at Ticketmaster's insistence, CCS did not pursue teleticketing contracts for TTC under the Agreement but actively discouraged such contracts. Instead, Pacer CATS offered to provide Ticketmaster universal line teleticketing services to theaters in markets covered by the Agreement, despite its obligations under the Agreement. Among the exhibitors to which such offers were made were City Cinemas, Mann Theaters, Sony Theaters and United Artists.

         As Pacer CATS transferred its teleticketing loyalties from TTC and MovieFone to Ticketmaster in breach of the Agreement, it also permitted the service it rendered to existing TTC theaters to deteriorate. Whereas we have found that the service difficulties in 1992 and 1993 resulted from problems in starting up the project and not any conscious decision to withhold required service, the same cannot be said of 1994 and subsequent years. That deterioration was the result of a conscious decision by Pacer CATS, in concert with Ticketmaster, to limit investment in the execution of the Agreement in order to promote competitive opportunities in the same business for

Ticketmaster. The service problems with the Pacer CATS equipment became so severe at Sony, for example, that Sony eventually decided to remove Pacer CATS' equipment from all its teleticketing theaters. The record also shows furious complaints by Cineplex-Odeon about the grossly inadequate service it was receiving and this threatened the ability of MovieFone to continue the TTC contract with this key customer.

         The hostile tactics of Pacer CATS, CCS and Ticketmaster, planned at the April meeting at Century City, culminated in a coordinated attack on MovieFone at the Show East convention in October 1994. At this large trade show gather the most important decision-makers in the movie exhibition industry. It furnishes a traditional platform for launching marketing products for their use. At Show East, Ticketmaster, characterizing itself as speaking for Pacer CATS, aggressively promoted "unprecedented access to movie contracts" through Ticketmaster telephone lines and urged its listeners that, "Nothing else can compare. So, accept no substitutes." It also announced that Pacer CATS would license its electronic box-office teleticketing technology to film exhibitors, allowing access by those exhibitors to the Pacer CATS integrators, the heart of the interconnection between the Pacer CATS box-office equipment and the MovieFone universal lines under the Agreement.

         The audience and the trade press understood that these measures were a concerted attack on MovieFone. As Variety put it, "[Pacer CATS'] announcement at Show East turned up the heat in the competitive advance ticket sales business which is currently led by MovieFone with its familiar 777-FILM telephone lines ... With the new leasing systems, Pacer CATS breaks from the industry standard of requiring exhibitors to utilize the ticketing services of the company providing the ticketing hardware." It went on to point out that, previously, Pacer CATS had tied its ticketing services to MovieFone but observed "the new Pacer CATS' leasing program will allow exhibitors to use Pacer CATS' equipment with other ticketing services."

         All of this was in blatant violation of the Agreement. The obvious beneficiary of the newly available access was Ticketmaster itself.

         As it launched this new program at Show East, Pacer CATS simultaneously filed a lawsuit against MovieFone in California alleging breaches by MovieFone of the Agreement. The lawsuit was timed to coincide and resonate with the competitive announcements made at Show East. Wolfson, who at the time was the only director of Pacer CATS and its chairman, admits that he did not know that the suit had been filed and had no knowledge of facts which would support the allegations it contained. The court action was filed in violation of the mandatory arbitration provision contained in the Agreement, itself a further breach.

         In summary, we find and conclude that, beginning in December 1993 and continuing throughout 1994 and thereafter, Pacer CATS, in concert with Wembley and Ticketmaster, breached the Agreement by first abandoning its duties and then repudiating them, by practically and formally disabling itself from performing its obligations under the Agreement, by going into direct competition with MovieFone in violation of both its explicit obligations under the Agreement and its implied covenant of good faith and fair dealing, and by taking steps to disparage MovieFone and the arrangements contemplated by the Agreement and cut the service required by the Agreement to utterly unacceptable levels. The individual acts of breach committed in the course of this behavior, and the course of action taken as a whole, effectively denied MovieFone the benefit of the bargain it had struck in the Agreement.

                                       V.

         We conclude that the relief to which MovieFone is entitled as a result of Pacer CATS' breaches falls into three general categories. First, certain acts or omissions by Pacer CATS in the course of its violative behavior inflicted concrete, reasonably ascertainable financial injury for which compensation is due. Second, MovieFone is entitled to recover the reasonable costs incurred to put itself into the approximate commercial position it would have occupied if the Agreement had been honored, and the reasonably ascertainable profits it lost until it reaches that position. Claimant, however, is not entitled to punitive damages from Pacer CATS. Third, MovieFone is entitled to limited equitable relief to protect it from irreparable harm to its appropriate efforts to mitigate its damages and cover its position.

A.       COMPENSATORY DAMAGES

         Claimant has attempted to show what it calls "general damages" from a series of infractions traceable to Pacer CATS' various breaches and has adduced voluminous evidence in support of these claims. We have examined that proof, and Respondent's countervailing evidence, in detail. We grant MovieFone's claims to the extent set forth, as follows:

         1. MovieFone's claim for development costs of its MARS II software is granted to the extent of $3,000,000. The system represents an integral part of MovieFone's efforts to mitigate the damage caused by Respondent's breaches and to create a commercially plausible substitute for the Pacer CATS installed base it had bargained for in the Agreement. In our view, the amount we award is the reasonable cost of that development.

         2. In order to protect its teleticketing business with SONY after Pacer CATS' service breaches led to the removal of its equipment, MovieFone reasonably designed an interface with the Prysm system SONY then installed. We award the actual cost of designing that system, in the amount of $48,000, but not the ancillary expenses sought by Claimant.

         3. We agree that Pacer CATS' breaches have imposed an incremental cost for manually entering show times, but the amount claimed by MovieFone is unreasonably high. Our review of the evidence indicates that $575,000 more correctly reflects this item of damage.

         4. It was necessary to provide MARS I to various theaters in order to afford substituted service for lost Pacer CATS' performance. We find that $200,000 adequately compensates for this claim.

         5. MovieFone's claim for net revenues lost by virtue of Pacer CATS' failure to subcontract existing DTL business, or pay over such net revenues, to TTC is granted in part. We conclude that Respondent could not reasonably have been expected to dislodge agreements pre-existing February 14, 1992, but should have complied with this requirement when those arrangements were renewed, for the term of that renewal. We generally accept Claimant's analysis of the amount of these revenues in the absence of adequate data from Respondent. However, we modify the claim by limiting the period covered to that of the renewed DTL agreements in evidence and by rejecting the assumption that the Exhibit J service fee should be adjusted as Claimant contends. Accordingly, we award $600,000 on this claim.

         6. Claimant's demand for $27,000 for failure to provide certain free ATMs is granted.

         7. Claimant's demand for recovery of the reasonable legal fees it incurred as a result of Pacer CATS' breach of the arbitration clause by commencing its October 1994 California lawsuit in coordination with the Show East presentation is granted in the amount claimed, $117,250.

         8. MovieFone seeks a total of $6,756,915 in damages allegedly suffered as a result of the interference with its IPO in March 1994. The demand is composed of (i) a claim for legal expenses associated with the additional due diligence required by the interference and (ii) the reduced price per share at which the offering was sold, measured from the top of the $12 to $14 range originally estimated. We grant the claim for legal expenses to the extent of $200,000. Further, while market conditions deteriorated between the time of the original pricing estimates and the eventual sale of the offering, the delay in the IPO caused by the interference resulted in its being brought to market in the less favorable conditions that had developed during the delay. On the whole of the evidence before us we conclude that this interference caused a reduction in the IPO price of net $1 per share and, accordingly award $2,800,000 for lost proceeds on this claim. On this claim, therefore, we award an aggregate of $3,000,000.

         Claimants also demand recovery for: (i) lost teleticketing sales resulting from an alleged failure to provide pass-through rights at the Kabuki theater; (ii) failure to provide an integrator disaster recovery plan; (iii) expenses incurred because of alleged excessive charge-backs; and (iv) lost revenues allegedly caused by excessive invalid transaction failures. We reject these claims because we conclude that the proof fails to establish either a contractual right that has been violated or damages in a reasonably ascertainable amount.

         Therefore, for the reasons stated, we award as general compensatory damages a total of $7,567,250.

B.       COVER DAMAGES AND LOST PROFITS.


         Much of the evidence before us relates to highly sophisticated attempts to establish or refute the profits claimed to have been lost by MovieFone as a result of Respondent's breaches. We have carefully weighed the evidence offered by both sides in reaching our decision. The careful development of these issues by both sides has been most helpful to us in reaching the result which we conclude is required by the law and the record taken as a whole.

         We are governed by the New York authorities in our approach to this element of the case and we have considered that jurisprudence carefully. It teaches that consequential damages of the sort claimed here by MovieFone can be granted it they were contemplated by the parties and both the fact that they have been incurred and their amount are demonstrated with reasonable certainty. When either the fact of the loss or its measurement is not reasonably certain, recovery must be denied.(6) See, e.g. Ashland Management Co. v. McCullough, 82 N.Y.2d 395 (1993); Greasy Spoon, Ing. v. Jefferson Towers, 75 N.Y.2d 792 (1990); Kenford Co. v. County of Erie, 67 N.Y.2d 257 (1986).

         Here, while the business formed by the Agreement was young when Pacer CATS breached the Agreement, it was not unformed and speculative in the way that, for example, Buffalo's proposed stadium was in Kenford. By the end of 1993 there was already a brief but significant history, and it continued to develop even after the breach. Clearly, the parties formed the business in contemplation of making profits from teleticketing, as evidenced by the undisputed fact that they negotiated elaborate provisions to quantify and divide them. So, the prospect that a breach could cause a loss of profits was within the contemplation of the parties at the time the Agreement was signed.

         As we have already found, the business had achieved halting but real commercial success. We find that the business did generate modest profits when the financial results are

----------
6 At the close of the hearing, the panel dismissed so much of Claimant's case as sought damages for lost profits arising from Pacer CATS, alleged failure to develop a reserved seating capability under the Agreement. We concluded that the proof taken as a whole was insufficient as a matter of law to prove Claimant's entitlement to such damages with the required reasonable certainty. As we then indicated we would, we now reiterate that determination and make it part of our Award.

adjusted to exclude the enormous costs of this dispute. Accordingly, an award of consequential damages is appropriate in this case.

         This conclusion does not mean, however, that the youth of the enterprise and the difficulties encountered in carrying out its business plan in 1992 and 1993 are irrelevant. Both of those considerations, and several others, impinge on the degree of certainty that can reasonably attach to the proof of future lost profits.

         It is helpful to remember just what the Agreement contemplated, in general. It was the charter of a business meant to combine the established competencies of MovieFone and Pacer CATS so as to establish and sell an enhanced and potentially profitable teleticketing service. It created the opportunity for such a business to come into existence and prosper. It did not guarantee that this would happen. It did not guarantee that there would be no technical, commercial or other problems that limited its profitability. It certainly did not guarantee a commercially friction-free environment or a level of profitability that could be achieved only in such an environment. Rather, it created the circumstances under which the parties together could offer their teleticketing service to the world and compete for the custom of exhibitors and the public. That was their bargain, and it is the benefit of that bargain that was frustrated by the breaches described above.

         We conclude that the appropriate remedy is to restore, to the extent possible, the benefit of that bargain to MovieFone. To do that, MovieFone must be compensated for the reasonable costs it will incur to replicate the competitive position it would have enjoyed had Respondent not breached, together with the profits it would demonstrably lose while retrieving that position. Thereafter, MovieFone must assume the continuing entrepreneurial risk of its business and earn its profits in the marketplace.

         Claimant has submitted evidence in support of "cover damages" which approaches its consequential losses along the lines we have just indicated. MovieFone demonstrated that it had developed and could bring into the market place its MARS II teleticketing system as a reasonable, if not complete, substitute for the access to Pacer CATS equipment it lost by virtue of Respondent's breach. Claimant has established by competent evidence we accept that the aggregate cost per theater to bring MARS II on line (exclusive of software development costs awarded above) is approximately $45,000. This amount, multiplied by the 350 theaters it asserts could reasonably have been signed to TTC contracts, produces a total cost of $15,831,900. It then subtracts from this amount the cost it would have incurred under the Agreement to install P-tac in the 248 theaters that were not actually signed up with TTC, to arrive at a claim of $12,855,000.

         We modify this approach somewhat. In our opinion, the proven per-theater costs should be allowed for the 248 theaters left unserviced by TTC out Of the posited universe of 350. We agree with MovieFone, and find, that, but for Respondent's breach, 350 theaters in the aggregate could with reasonable certainty have been signed to versions of the TTC contract. To the extent that 102 actually were signed, we conclude, however, that it is inappropriate to measure the cover damages by the cost to provide MARS II to them.

         Respondent objects that MARS II is not a substitute for P-tac upgrade, but rather an improvement on that system. It also objects that MARS II was being developed before any breaches occurred and so cannot be considered a "cover" model. We disagree. Assuming without deciding that these factual assertions are true, offsetting considerations make the MARS II an appropriate measure of damages. Clearly MARS II is not a Ptac upgrade, but this cuts both ways. MARS II may boast some advances over P-tac, but it lacks the most important feature MovieFone bargained for: it is not in place, in use. To the extent it is an improvement over P-tac, that improvement may well be necessary to penetrate the "installed base" MovieFone now has to dislodge rather than use.

         As to the timing of its development, if that began earlier than the breaches, that fact itself tends to reduce both the per-unit cost (because of inflation) and the time to complete installation. Both reductions diminish Respondent's damages.

         Accordingly, we hold that the cost of bringing MARS II on line at 248 theaters by 1999 ($11,160,000), less the cost of the upgrades for such theaters ($2,976,000), is an appropriate measure of the damages necessary to approximate by that date the competitive position MovieFone would have enjoyed but for Respondent's breach. Accordingly, we award $8,184,000 on this claim.

         To that figure must be added an amount reflecting the profits that reasonably could have been realized during the interval from breach to 1999, if Respondent had performed. We have carefully examined the expert evidence on both sides on this issue. In general, we find that Claimant's experts underestimate the real life problems that the TTC enterprise would encounter in a "no-breach scenario." For example: theaters were slower coming on-line than anticipated; service problems and de-bugging of equipment exceeded expectations; competition (conspicuously from Ticketmaster) threatened; the financial instability of Wembley posed uncertain risks for its subsidiary's future. None of these factors depend on Respondent's breach and none were adequately accounted for in the "no breach scenarios" offered to us. We conclude that a figure derived from the lost profits component of Mr. Slutsky's "TWA" model more nearly comports with MovieFone's realistic expectations. Even that figure, in our opinion, is somewhat optimistic. On balance, we find that it is reasonably certain that MovieFone, as a result of Respondent's breach, will experience profit losses from 1994 through 1999 in the amount of $7,000,000 and we award that sum.

         Accordingly, as consequential damages resulting from MovieFone's loss of its bargain and attendant profits, we award the total sum of $15,184,000.

C.       PUNITIVE DAMAGES.

         Claimants seek very heavy punitive damages on the theory that there existed between the parties a special relationship of trust and confidence, akin to a joint venture or partnership that imposed special duties of fidelity on Pacer CATS which it breached in especially egregious ways. Claimant contends that public policy would be served by punishing such outrageous behavior with a substantial exemplary award. Respondent, for its part, denies the existence of any special relationship or concomitant duties under the Agreement, denies the breach alleged in its totality and challenges the authority of arbitrators acting under New York law to award punitive damages.

         As to the last point, which is in fact a threshold issue, we recognize that Garrity v. Lyle Stuart, Inc., 40 N.Y.2d 354 (1976) has not been overruled by the New York Court of Appeals. We also recognize that its continuing authority in cases like this arising under Federal Arbitration Act, in the absence of clear contractual language precluding punitive damages, has been cast in doubt. See, e.g. Mastrobuono v. Shearson Lehman-Hutton, Inc., 514 U.S. 52
(1995); Mulder v. Donaldson, Lufkin & Jenrette, 224 App. Div. 2d 125 (1st Dept.
1996). In the view we take of the record we need not decide this issue of law. As we see it, on the record before us, punitive damages should not be awarded.

         We have already explained our reasons for rejecting the contention that the Agreement created any special duty in light of its plain language explicitly stating the contrary. The case thus presents a breach of a commercial contract between sophisticated business parties. In such cases the award of punitive damages, though not unprecedented, is rare. While the conduct constituting the breach here was deliberate and calculated to cause MovieFone harm, we are satisfied that the damages we award adequately compensate for that harm. Moreover, we doubt that an award of punitive damages against the only respondent technically before us, the admittedly impecunious Pacer CATS, would have the intended exemplary effect.

         We therefore deny and dismiss MovieFone's claim for punitive damages.

D.       EQUITABLE RELIEF.


         MovieFone seeks fairly extensive injunctive relief as part of the Award. We grant that relief only to the extent we deem it a necessary adjunct of our approach to consequential damages. That branch of our award proceeds on the assumption that MovieFone can approximate its lost competitive position by installing MARS II by the end of 1999 in those theaters not previously signed to TTC contracts. It would irreparably injure that effort, which we have held it is MovieFone's legal right to pursue, if Respondent or others acting in concert with it disturbed the service to existing TTC theaters or competed in the defined areas, in further violation of the Agreement, before the end of 1999. On the evidence before us there is a likelihood that either or both of these threats could eventuate. Accordingly, our Award includes two decretal paragraphs furnishing injunctive relief tailored to those threats.

                                       VI.

         Respondent has interposed counterclaims (i) seeking $335,037.50 for alleged failure to buy certain additional equipment, and (ii) seeking $177,000 as its share of TTC net revenues for 1993, 1994 and 1995. We find no proof in the record adequate to support these claims for damages. If they be regarded as a request for offset against the monetary award previously set forth, they are denied for the same reason.

                                      VII.

         The Award and this Statement of Reasons are meant to dispose of all claims and counterclaims submitted by the parties for arbitration. We recognize that many theories, arguments, specific items of claim and points of proof were subjects of much time and attention during the proceedings but are not mentioned herein. All these matters have been considered by the Panel and, except as necessary to the Award and the findings and conclusions set out herein, have been rejected.

                  For the reasons summarized in this Statement, therefore, it is our Award that Claimant recover of Respondent the total sum of $22,751,250, that Respondent be enjoined in the terms set forth in the Award, and that all other claims and counterclaims be dismissed.

New York, N.Y.
Dated July 23, 1997

                                       /s/ LOUIS A. CRACO
                                       ----------------------------------
                                       Louis A. Craco, Esq.


                                       /s/ BENTLEY KASSAL
                                       ----------------------------------
                                       Honorable Bentley Kassal


                                       /s/ B. LANCE SAUERTEIG
                                       ----------------------------------
                                       B. Lance Sauerteig, Esq.